UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of September 12, 2012

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680 and 333-169241) and Form F-3 (File No. 333-183566), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

Part I: DEBT-TO-EQUITY CONVERSION TRANSACTION WITH INVENCOM TECHNOLOGIES LTD. (FORMER NAME: "QUARTZ")

RiT Technologies Ltd. (the “Company” or “we’), is contemplating a private placement transaction whereby we will sell our ordinary shares to 'INVENCOM TECHNOLOGIES LTD' (with former name of 'QUARTZ [ISRAEL] COMMERCE & INVESTMENTS LTD'; hereinafter referred to as "INVENCOM"), for an aggregate amount of US$ 584,230.45 (loan converted into equity). INVENCOM is a private Israeli company affiliated with the Chairman of the Board of Directors of the Company, Mr. Sergey Anisimov.

In connection therewith, we hereby submit this report.

Background

RiT and INVENCOM (formerly named "Quartz" as aforesaid), have entered into the Technology Purchase Agreement dated as of June 26, 2012 (hereinafter the "TPA"), for the purchase of an "Optical Wireless Communication Technology” (the "Technology") by RiT from INVENCOM.

•
A copy of the Company’s Notice and Proxy Statement relating to the approval of the Company's shareholders to the TPA (Technology Purchase Agreement) and all transactions contemplated thereunder, was filed as exhibit 99.2 to the Company’s Report on Form 6-K, filed with the SEC on July 3, 2012.

•	a copy of the Company’s Press Release relating to the results of the 2012 annual general meeting was filed as exhibit 99.1 to the Company’s Report on Form 6-K, filed with the SEC on August 6, 2012.

According to the TPA, the agreed purchase price for the Technology was US$ 583,270 (in addition to a revenue sharing right as provided therein), and at the Closing of such transaction (which occurred in the end of July 2012), said amount was recorded as a loan provided by INVENCOM to RiT (the “Loan Amount”), bearing an interest of 2.47% per annum.

In addition, the TPA provided INVENCOM with a conversion right for converting the Loan Amount or any part thereof (together with interest accrued thereon), into RiT’s ordinary shares (the “Conversion Right”) with conversion price per share equal to the NASDAQ close price of RiT’s shares on the day RiT receives a written notice from INVENCOM, notifying its election of conversion.

Summary of the current Transaction

On August 19, 2012 RiT received a written notice from INVENCOM, notifying its election of conversion in accordance with the TPA provisions (the "Conversion Notice"), for the conversion of the Loan Amount and interest accrued thereon until such date, which equaled US$ 584,230.45. Such conversion and issuance there under of respective 218,813 ordinary shares to INVENCOM, were approved by our Board of Directors on September 9, 2012. Consequently, we have entered into a Securities Purchase Agreement, dated as of September 10, 2012 (the "SPA"), whereby, in consideration of the conversion of such amount, we will issue 218,813 ordinary shares to INVENCOM, reflecting a conversion price of $2.67 per share.

The SPA is attached herewith as Exhibit 99.1 and is incorporated herein by reference. The foregoing is qualified in its entirety by reference to the full text of the executed SPA.

The issuance of said shares is subject, among others, to the lapse of the applicable 15 days following the provision of a Notification Form (Listing of Additional Shares) to NASDAQ. Accordingly, the date of issuance is expected to be September 27, 2012.

Additional Details

As of September 10, 2012, we had outstanding 6,355,236 Ordinary Shares.

As described above, we will issue to INVENCOM 218,813 ordinary shares, representing approximately 3.33% of our outstanding shares on a post-issuance basis (approximately 3.44% on a pre-issuance basis).

Also note that one of our directors namely: Mr. Sergey Anisimov (Chairman of our Board of Directors and president of STINS COMAN INCORPORATED-our controlling shareholder), may be deemed beneficial owner of INVENCOM (an Israeli private company as aforesaid), due to his wife being a director and major shareholder of INVENCOM.

In addition, the son of Mr. Sergey Anisimov – Mr. Vyacheslav (Slava) Anisimov, which is being employed by the Company (customer support department) and is also a director of INVENCOM, also therefore has a direct interest in this transaction.

Part II: Additional Press release

This part II consists of the following document:

Press release dated September 4, 2012: RiT Adds Comprehensive Power Management, Dashboard & Reporting Capabilities in New CenterMind Version

A copy of the press release is attached hereto as Exhibit 99.2, and incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: September 12, 2012	By: /s/ Eli Gendler
Eli Gendler, CFO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Securities Purchase Agreement, dated as of September 10, 2012, between RiT and Invencom Technologies Ltd.

99.2	Press release dated September 4, 2012: RiT Adds Comprehensive Power Management, Dashboard & Reporting Capabilities in New CenterMind Version